Annual Report

Cover Page

Name of issuer:

Powur, PBC

Legal status of issuer:

Form: Other

Other (specify): Public Benefit Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 1/2/2014

Physical address of issuer:

2683 Via De La Valle
#321G
Del Mar CA 92014

Website of issuer:

http://powur.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

25

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$3,749,211.00	$1,049,715.00
Cash & Cash Equivalents:	$2,067,911.00	$488,949.00
Accounts Receivable:	$1,072,886.00	$135,774.00
Short-term Debt:	$2,918,647.00	$152,522.00
Long-term Debt:	$18,637.00	$0.00
Revenues/Sales:	$8,419,929.00	$2,309,193.00
Cost of Goods Sold:	$3,779,270.00	$186,737.00
Taxes Paid:	$800.00	$800.00
Net Income:	($229,515.00)	($664,269.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Powur, PBC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Henrik Rosendahl	Investor	Henrik Rosendahl	2015
Richard F. Hoskins	Director	Self Employed	2015
Bill Twist	CEO	The Pachamama Alliance	2015
Jonathan Budd	CEO, Chairman	Powur, PBC	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Nickolas Phillips	Vice President	2019
Rick Hou	Director of Engineering	2014
Paul Walker	CTO	2014
Robert Smith	Vice President of Sales	2016
Jonathan Budd	CEO	2014
Jonathan Budd	Chairman	2014

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jonathan Budd	Common and preferrered stock	38.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Solar Energy Market. The Company intends to operate a direct selling business offering solar and other alternative energy products from sales made through a network of independent sales distributors. The success of Powur will be directly related to the quality of the products sold by Powur and the effectiveness of its distributors. There is no assurance that there will be a demand for the products sold by the Company or that the independent distributors will be successful in their efforts.

Changes to Net Metering rules. The economic benefits to customers from installing solar panels in most US states and certain other countries are enhanced by net metering rules which require electric utilities to charge customers for the net amount of electricity consumed from the grid. This pricing structure is more favorable for solar customers than, for example, one in which they pay a retail price when they are drawing electricity from the grid (e.g. at night) and receive a wholesale credit when they are supplying electricity to the grid (e.g. during a warm and sunny afternoon). Another less favorable pricing structure would be one where solar customers got no financial credit for putting surplus electricity back into the grid. Changes to Net Metering rules that are adverse to solar customers could reduce demand for solar systems and negatively impact the Company.

Changes to minimum infrastructure charges. Electric utilities are permitted to levy minimum charges on solar customers, so that those who generate the same amount of electricity as they consume will still help pay for the upkeep and maintenance of the infrastructure they are using. Increases to minimum charges could reduce
demand for solar systems and negatively impact the Company.

Expiration or reductions to existing tax credits. There are significant tax incentives that enhance the economic benefits to customers from installing solar panels, including a US federal tax credit for systems placed into service before 1/1/2022, currently equal to 30% of the system cost. Reductions to tax incentives or a failure to extend them when they expire could reduce demand for solar systems and negatively impact the Company.

Competition. There are many and diverse types of competitors in the same market Powur operates in. Some competitors are larger companies with significant cash reserves that allow them to develop sales and marketing businesses' for lower costs, which may affect business in the markets where Powur operates. Many of the current and potential competitors have longer operating histories and financial, sales, marketing and other resources greater than those possessed by Powur. As a result, competitors may be able to adapt more quickly to changes in the solar energy product market or to devote greater resources than Powur is able to provide. There can be no assurance that the Powur will be able to compete successfully with its existing or new competitors, which could negatively affect the revenues and earnings generated by Powur.

Reliance on Officers and the Board of Directors. All decisions regarding the business operations of the Company and the Company's affairs will be made exclusively by the Officers and the Board of Directors and not by the Stockholders. Accordingly, no person should purchase Stock unless that person is willing to entrust all aspects of the business operations to the Officers, management and the Board of Directors. Potential Investors must carefully evaluate the personal experience and business performance of the Officers and the Board of Directors, as well as their capabilities, prior to making an investment in the Stock. The Company will be particularly dependent upon the efforts, experience, contacts, and skills of the CEO Jonathan Budd and other Officers of the Company. The loss of Mr. Budd or other Officers could have a Material Adverse Effect on the Company, and such loss could occur at any time due to death, disability, resignation, or other reasons. Moreover, except as specifically provided in the Company's Stockholder's Agreement, the Officers may not be required to devote their time and attention exclusively to the Company. The Stockholders will not be involved in the decision-making process of the Officers or the Board of Directors, including but not limited to evaluating business opportunities or relevant business, economic, financial, or other information that will be used by the Officers and the Board of Directors in making decisions.

Conflicts of Interest. The Company will be subject to various potential conflicts of
interest. Under certain circumstances, the Officers may make investments separate and apart from, or alongside, the Company. As provided in the Company's Stockholder's Agreement, the Officers will be permitted to manage other companies during the term of the Company's business life, any of which may conflict with the Company for investment opportunities, management time and attention, or otherwise. Provisions contained in the Company's Stockholder's Agreement that authorize the Officers to engage in investment, management or
other activities outside, or alongside the Company, or to cause the Company to make investments in respect of which the Officers have conflicting interests, will override common law and statutory fiduciary duties that would apply in the absence of such provisions. The Company's Stockholder's Agreement contains certain protections for Stockholders against conflicts of interest faced by the Officers, but does not purport to address all types of conflicts that may arise. Moreover, as a practical matter, it may be difficult for Stockholders to subject the behavior of the Officers to close scrutiny. During the term of the life of the Company, many different types of conflicts of interest may arise, and this document does not purport to identify all such conflicts. Stockholders ultimately will be heavily dependent upon the good faith of the Officers and the Board of Directors.

No Participation by Investors in the Company Management. Investors will have no right or power to participate in the management or control of the Company's business and must rely upon the Officers to manage the operations. Investors will be relying solely upon the ability of the Officers develop and operate the business of the Company. Except as specifically provided in the Company's Stockholder's Agreement, the Officers will have the exclusive right and power to manage the Company's business and affairs.

Limited Business Focus. The only currently contemplated focus for the business of the Company will be the development of the Company's direct selling business in the alternative energy market. Consequently, failure to meet the Company's expected development goals and business plan would most likely result in adverse economic consequences to the Company, including a delay or forbearance of cash distributions from the Company to the Stockholders. In addition, there can be no assurance that the future projected financial performance of the Company can be timely achieved and, therefore, no guarantee can be given that there will be any distributions of dividends from the Company to the Stockholders.

Additional Capital Requirements. Although management has no present intention of securing loans for the Company for any working capital or other needs beyond the
financing provided by this offering, the Officers and the Board of Directors are authorized to arrange for such loans. The Company has not received a commitment from any third party to make such future loans. However, there can be no assurance that such loans might be arranged or what the terms of any such borrowings might be. Any loans made to the Company would likely be superior to the financial interest of the Investors. The Company also has the right to make additional capital calls as needed for Company operations; however, no Stockholder is obligated to contribute any additional capital to the Company.

Timing of Dividends and Distributions. Any anticipated cash dividends or distributions should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed by the Company. Notwithstanding
the preferred returns projected by the Company, there is no specific time established as to when any cash distributions will be made by the Company to the Stockholders. The assumptions upon which such distributions are based are subject to variations that may arise as future events actually occur. The Officers have the discretion to sell, merge, acquire or otherwise trade the business of the Company subject to the Company's Stockholder's Agreement. Therefore, it is difficult to determine or anticipate in what manner, and the amount of, cash distributions which might be paid to the Stockholders. Actual results for any period may or may not approximate the estimated statements in the Company's Financial Projections. Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions herein. NEITHER THE OFFICERS NOR ANY OTHER PERSON OR ENTITY MAKES ANY REPRESENTATION OR WARRANTY AS TO THE FUTURE PROFITABILITY OF THE COMPANY.

Regulatory Concerns. The Company believes its operations will not subject the Company to the registration requirements of the Investment Company Act of 1940, as amended ("1940 Act"). There can be no assurance that the Company's belief in this regard will continue to be correct. Due to the various burdens of compliance with the 1940 Act, the Company's performance could be materially adversely affected if it becomes subject to the 1940 Act. Neither the Company nor its counsel can assure investors that, under certain conditions, changing circumstances, or changes in the law, the Company will not become subject to the 1940 Act or other burdensome regulation.

In general, the Company will seek to minimize the degree of governmental regulation and oversight to which the Company is subject. While it is anticipated that this approach will reduce compliance and other costs, this approach will also
eliminate a variety of investor protections (including certain protections arising under the Securities Act and the 1940 Act) that would be available if the Company were subject to greater regulatory and oversight burdens.

The direct selling activities of the Company may be subject to review and regulation of the United States Federal Trade Commission, state and federal consumer rights commissions and/or the Attorney's General of states in which the Company operates its business. Errors or omissions by management or its independent sales distributors may result in regulatory actions, which could negatively impact the business of the Company. Additionally, legislation and/or rules and regulations of the aforementioned regulatory organizations may restrict the business of the Company.

Lack of Agency Review. Since the Offering will not be registered under federal or state securities laws, prospective investors do not have the benefit of review of the Company's offering documents by the Securities and Exchange Commission or any state securities commission. The terms and conditions of the Offering may not comply with the guidelines and regulations established for investments that are required to be registered and qualified with those agencies.

Changes in Environment. The business, economic, political, environmental and regulatory environment within which the Company intends to operate may undergo substantial changes, some of which may be adverse to the Company. The Officers and the Board of Directors will have the exclusive right and authority (within the limitations of the Company's Stockholder's Agreement) to determine the manner in which the Company will respond to such changes, and Stockholders generally will have no right to withdraw from the Company or to demand specific modifications to the Company operations in response. Prospective investors are particularly cautioned that the strategies and procedures exercised by the Officers and their affiliates in the past may not be successful, or even practicable, for the Company.

Long Term Investment. An investment in the Company is a long-term commitment, and there is no assurance that any distributions of cash or other property will be made to the Stockholders.

Illiquid Investment. The Stock is subject to significant restrictions on transfer.
Prospective investors in the Company will be required to represent that they have acquired their Stock for investment purposes only and not with a view to or for sale in connection with any distribution of such Stock. The Stock has not been registered under the Securities Act and, therefore, is subject to restrictions on transfer under the Securities Act. In addition, the Stock will be subject to these restrictions including restrictions on transfer, rights of first refusal and other provisions set forth in the Company's Stockholder's Agreement.

Although most of our officers are full time, please note that our CFO Andy Wilson is part time and spends 25% of his time at Powur. Rick Hou and Paul Walker are part time officers as well. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Independent sales force. We generate solar leads through sales people who are self-employed, set their own schedule and are free to determine how much time and energy they dedicate to Powur. We work to motivate and provide incentives for them to be productive, but we are unable to direct their hours or work patterns as we would if they were employees. If we fail to recruit the right kind of entrepreneurially minded, self-motivated people, this could negatively impact the number and quality of solar leads we generate.

Solar provider partners. The solar providers we partner with are responsible for designing an appropriate solar system for each homeowner we refer, closing all sales, and installing all solar systems with high quality workmanship to ensure each homeowner receives a high performing solar system. If we partner with solar providers that perform poorly in any of these areas, our reputation and financial results could suffer.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	25000000	11631604	Yes
Other	0	0	No
Debt Securities	0	0	No
Preferred	10000000	6532628	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	5174345

24. Describe the material terms of any indebtedness of the issuer:

We do not have any convertible debt, lines of credit or loans.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2015	Regulation D, Rule 506(b)	Priced Round	$650,000	General operations
9/2015	Regulation D, Rule 506(b)	Priced Round	$775,000	General operations
9/2016	Regulation D, Rule 506(b)	Priced Round	$1,085,700	General operations
5/2017	Regulation Crowdfunding	Priced Round	$1,036,888	General operations
5/2017	Regulation D, 506(c)	Priced Round	$234,094	General operations
7/2017	Regulation D, Rule 506(c)	Preferred stock	$152,499	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We will be the company that converts the world to solar power. The solar industry is on the cusp of exploding — only 2% of modern homes use solar and it's finally affordable enough for mass adoption. Our mission is to accelerate the adoption of sustainable energy world wide and help 2,000,000 homeowners save money and gain energy independence.

Milestones

Powur, PBC was incorporated in the State of Delaware in January 2014.

Since then, we have:

- $8.4M revenue in 2019

- Booking 1.5 mW per month

- Installed 284 solar systems in Q4 2019 generating over $5M in revenue

- Built a SaaS platform generating over $0.7M annually in recurring revenue from over 1,200 Independent Sales Consultants - and growing!

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $8,419,929 compared to the year ended December 31, 2018, when the Company had revenues of $2,309,193. Our gross margin was 55.1% in fiscal year 2019, compared to 91.9% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $3,749,211, including $2.067,911 in cash. As of December 31, 2018, the Company had $1,049,715 in total assets, including $488,949 in cash.

- *Net Loss.* The Company has had net losses of $229,515 and net losses of $664,269 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $2,937,284 for the fiscal year ended December 31, 2019 and $152,522 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $3,934,181 in equity.

The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Powur, PBC cash in hand is $2,067,911, as of December 2019. Over the last three months, revenues have averaged $1.7M/month, cost of goods sold has averaged $0.85M/month, and operational expenses have averaged $0.85M/month, with cash flow being positive during this period. We expect to be continue being profitable going forward.

Our financials are dated 12/31/2109. From 1/1/2020 - 3/31/2020 we experienced no material change due to the Coronavirus pandemic, and continued growth in the business.

We expect revenue to continue growing in 2020 vs the recent run rate and expenses to grow at a slower pace than revenues, resulting in a net profit in 2020. Our capital sources remain cash equivalents held at a leading financial institution.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://powur.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- Bill Twist
- Henrik Rosendahl
- Jonathan Budd
- Nickolas Phillips
- Paul Walker
- Richard F. Hoskins
- Rick Hou
- Robert Smith

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Powur Cert of Designations--Series 4 Preferred
- Powur PBC Series 4 Joinder Signature Page
- Powur PBC Subscription Agreement
- Powur PBC Stockholder's Agreement
- Powur PBC Term Sheet and Summary of Offering
- Powur Risk Factors

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- Bill Twist
- Henrik Rosendahl
- Jonathan Budd
- Nickolas Phillips
- Paul Walker
- Richard F. Hoskins
- Rick Hou
- Robert Smith

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Powur, PBC

By

Jonathan Budd

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Paul Walker
Chief Technology Officer
5/24/2020

Basil R. Twist, Jr
Director
5/23/2020

Nickolas Phillips
COO
5/22/2020

Richard Hoskins
Director
5/22/2020

Robert Smith
VP of Sales
5/22/2020

Henrik Rosendahl
Director
5/22/2020

Rick Hou
CPO
5/22/2020

Jonathan Budd
Founder & CEO
5/22/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.